Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2023 and 2022

(Expressed in United States Dollars)

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2023 and 2022
(Expressed in United States Dollars)

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements

Notice of no auditor review of the condensed interim consolidated financial statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Micromem Technologies Inc. (the "Company") have been prepared by and are the responsibility of the Company's management and approved by the Board of Directors.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada, for a review of condensed interim consolidated financial statements by an entity's auditor.

March 29, 2023

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Financial Position

As at January 31, 2023 and October 31, 2022

(Expressed in United States dollars)

		As at	As at
	Notes	January 31, 2023	October 31, 2022
Assets
Current
Cash	19(a)	$42,579	$33,227
Prepaid expenses and other receivables		19,198	18,200
Total current assets		61,777	51,427
Property and equipment	5	43,779	48,092
Total assets		$105,556	$99,519

Liabilities
Current
Trade payables and other liabilities	19(a)(c)	$285,647	$287,575
Current lease liability	7	16,237	15,366
Debenture payable	10	38,976	38,001
Convertible debentures	9,16	3,939,304	3,792,064
Derivative liabilities	9,16	568,291	641,299
Total current liabilities		4,848,455	4,774,305
Non-current lease liability	7	25,939	29,418
Long-term loan	8	44,946	43,796
Total liabilities		4,919,340	4,847,519

Shareholders' Deficiency
Share capital	11	87,929,579	87,784,725
Contributed surplus		27,443,034	27,459,730
Equity component of convertible debentures	9	815,528	793,140
Accumulated deficit		(121,001,925)	(120,785,595)
Total shareholders' deficiency		(4,813,784)	(4,748,000)

Total liabilities and shareholders' deficiency		$105,556	$99,519

Going concern	2
Contingencies	18
Subsequent events	22

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Approved on behalf of the Board of Directors:

"Joseph Fuda"	"Alex Dey"
Director	Director

Micromem Technologies Inc.
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
For the three months ended January 31, 2023 and 2022
(Expressed in United States dollars)

		Three months ended January 31,
	Notes	2023	2022
Operating expenses
General and administrative	15(a)	$26,414	$43,001
Professional, other fees and salaries	15(b)	81,170	185,026
Stock-based compensation	12	5,692	952
Travel and entertainment		7,805	6,967
Amortization of property and equipment	5	4,095	7,186
Amortization of patents	6	-	2,000
Foreign exchange loss (gain)	19(a)	58,504	(57,844)
Total operating expenses		183,680	187,288

Other expenses
Accretion expense	9	79,762	823,764
Interest expense on convertible debt	9	131,136	115,936
Other finance expenses	7,10	3,252	3,975
Loss (gain) on revaluation of derivative liabilities	9	(304,849)	31,315
Loss (gain) on conversion of convertible debentures	9	8,779	203,721
Loss (gain) on repayment of convertible debentures	9	(5,667)	-
Loss (gain) on extinguishment of convertible debentures	9	120,237	26,844
Total other expenses		32,650	1,205,555
Loss before income tax provision		(216,330)	(1,392,843)
Income tax provision	14	-	-
Net loss and comprehensive loss		$(216,330)	$(1,392,843)

Weighted average number of outstanding shares, basic and diluted	13	468,323,158	422,042,179

Loss per share, basic and diluted	13	$-	$-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

For the three months ended January 31, 2023 and 2022

(Expressed in United States dollars)

					Equity
					component of
		Number of	Share	Contributed	convertible	Accumulated
	Notes	shares	capital	surplus	debentures	deficit	Total

Balance at November 1, 2022		467,607,678	$87,784,725	$27,459,730	$793,140	$(120,785,595)	$(4,748,000)
Private placements of shares for cash	11	1,000,000	37,080	-	-	-	37,080
Convertible debentures converted into
common shares	9	3,788,177	107,774	-		-	107,774
Expiry of convertible debenture conversion
option	9	-	-	507,108	(507,108)	-	-
Renewal of convertible debentures	9	-	-	(529,496)	529,496	-	-
Stock-based compensation	12	-	-	5,692	-	-	5,692
Net loss		-	-	-	-	(216,330)	(216,330)
Balance at January 31, 2023		472,395,855	$87,929,579	$27,443,034	$815,528	$(121,001,925)	$(4,813,784)

Balance at November 1, 2021		435,737,734	$86,815,836	$28,197,382	$14,004	$(118,498,500)	$(3,471,278)
Private placements of shares for cash	11	2,713,674	123,885	-	-	-	123,885
Convertible debentures converted into
common shares	9	4,593,480	359,507	-	-	-	359,507
Expiry of convertible debenture conversion
option	9	-	-	11,203	(11,203)	-	-
Renewal of convertible debentures	9	-	-	-	11,203	-	11,203
Stock-based compensation	12	-	-	952	-	-	952
Net loss		-	-	-	-	(1,392,843)	(1,392,843)
Balance at January 31, 2022		443,044,888	$87,299,228	$28,209,537	$14,004	$(119,891,343)	$(4,368,574)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the three months ended January 31, 2023 and 2022

(Expressed in United States dollars)

		Three months ended
		January 31,
	Notes	2023	2022
Operating activities
Net loss		$(216,330)	$(1,392,843)
Items not affecting cash:
Amortization of property and equipment	5	4,095	7,186
Amortization of patents	6	-	2,000
Accretion expense	9,16	79,762	823,764
Accrued interest on convertible debentures	9,16	113,846	(10,502)
Stock-based compensation	12	5,692	952
Loss (gain) on conversion of convertible debentures	9,16	8,779	203,721
Loss (gain) on repayment of convertible debentures	9,16	(5,667)	-
Loss (gain) on revaluation of derivative liabilities	9,16	(304,849)	31,315
Loss (gain) on extinguishment of convertible debentures	9,16	120,237	26,844
Foreign exchange loss (gain)	19(a)	52,780	45,349
		(141,655)	(262,214)
Net changes in non-cash working capital:
Prepaid expenses and other receivables		(998)	2,360
Trade payables and other liabilities		(1,928)	(108,185)
Cash flows used in operating activities		(144,581)	(368,039)

Financing activities
Principal payments on lease liability	7	(3,747)	(9,110)
Proceeds from long-term loan		-	(684)
Private placements of shares for cash	11	37,080	123,885
Proceeds from issuance of convertible debentures	16	125,600	189,000
Repayments of convertible debentures	16	(5,000)	-
Cash flows provided by financing activities		153,933	303,091

Net change in cash		9,352	(64,948)
Cash - beginning of period		33,227	171,397
Cash - end of period		$42,579	$106,449

Supplemental cash flow information
Interest paid (classified in operating activities)	9	$15,418	$126,438
Interest converted (classified in operating activities)	9	$1,872	$-
Interest paid on non-convertible debt (classified in operating activities)	10	$2,292	$2,642
Interest paid on lease liability (classified in operating activities)	7	$960	$1,334
Carrying amount of convertible debentures converted into common shares	9	$107,774	$359,507

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

1. Reporting entity and nature of business

Micromem Technologies Inc. ("Micromem" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. Micromem is a publicly traded company with its head office located at 121 Richmond Street West, Suite 602, Toronto, Ontario, Canada. The Company's common shares are currently listed on the Canadian Securities Exchange under the trading symbol "MRM" and on the Over the Counter Venture Market under the trading symbol "MMTIF".

The Company develops, based upon proprietary technology, customized sensor applications for companies (referred to as "Development Partners") operating internationally in various industry segments. The Company has not generated commercial revenues through January 31, 2023 and is devoting substantially all its efforts to securing commercial revenue opportunities.

2. Going concern

These unaudited condensed interim consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast substantial doubt about the Company's ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. During the three months ended January 31, 2023, the Company reported a net loss and comprehensive loss of $216,330 (2022 - $1,392,843) and negative cash flow from operations of $144,581 (2022 - $368,039). The Company's working capital deficiency as at January 31, 2023 was $4,786,678 (October 31, 2022 - $4,722,878).

The Company's success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through the next twelve months; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or to profitably commercialize its technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology, or will be able to secure the necessary additional financing. These unaudited condensed interim consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern. If the going concern assumption was not appropriate for these unaudited condensed interim consolidated financial statements then adjustments could be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used; in such cases, these adjustments could be material.

3. Basis of presentation

These unaudited condensed interim consolidated financial statements for the three months ended January 31, 2023 and 2022 have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting. The accounting policies and methods of computation adopted in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company's audited annual consolidated financial statements for the year ended October 31, 2022. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

These unaudited condensed interim consolidated financial statements were authorized for issuance and release by the Company's Board of Directors on March 29, 2023.

(a) Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of Micromem Technologies Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

3. Basis of presentation (continued)

(a) Basis of consolidation (continued)

The Company's wholly-owned subsidiaries include:

(i)	Inactive subsidiaries	Domiciled in
	Micromem Applied Sensors Technology Inc. ("MAST")	United States
	707019 Canada Inc.	Canada
	Memtech International Inc.	Bahamas
	Memtech International (USA) Inc., Pageant Technologies (USA) Inc.	United States
	Pageant Technologies Inc., Micromem Holdings (Barbados) Inc.	Barbados

(b) Basis of measurement

These unaudited condensed interim consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss which are measured at their fair value.

(c) Functional and presentation currency

These unaudited condensed interim consolidated financial statements are presented in United States dollars ("USD"), which is the functional currency of the Company and all of its subsidiaries.

(d) Use of estimates and judgments

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited condensed interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the reporting period they become known. Items for which actual results may differ materially from these estimates are described in the following section.

(i) Fair value of options and conversion features

The Company makes estimates and utilizes assumptions in determining the fair value for stock options and conversion features based on the application of the Black-Scholes option pricing model or the binomial option pricing model, depending on the circumstances. These pricing models require management to make various assumptions and estimates that are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term, risk-free interest rate, and exercise price in the binomial option pricing model.

(ii) Useful lives and recoverability of long-lived assets

Long-lived assets consist of property and equipment and patents. Amortization is dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

(iii) Income taxes

Income taxes and tax exposures recognized in the unaudited condensed interim consolidated financial statements reflect management's best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

When the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future, based on budgeted forecasts. These forecasts are adjusted for certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

(iv) Going concern assumption

The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

4. New and revised standards and interpretations

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after November 1, 2022. The Company has adopted these pronouncements as of their effective date, and many are not applicable or do not have a significant impact on the Company and have been excluded.

The following amendments were issued but not yet effective. The Company will adopt these amendments as of their effective dates. The Company is currently assessing the impacts of adoption.

(a) Amendments to IAS 1, Presentation of Financial Statements

IAS 1 was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company's right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company's own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

In February 2021, the IASB issued 'Disclosure of Accounting Policies' with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for year ends beginning on or after January 1, 2023.

(b) Amendment to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors

In February 2021, the International Accounting Standards Board ("IASB") issued 'Definition of Accounting Estimates' to help entities distinguish between accounting policies and accounting estimates. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Earlier adoption is permitted.

(c) Amendments to IAS 12, Income Taxes

In May 2021, the IASB issued 'Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction' that clarifies how entities account for deferred tax on transactions such as leases and decommissioning obligations. The amendments are effective for year ends beginning on or after January 1, 2023.

(d) Amendments to IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates and Joint Ventures

IFRS 10 and IAS 28 were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined, however early adoption is permitted.

5. Property and equipment

	As at				As at
	November 1,			Foreign	January 31,
	2022	Additions	Disposals	exchange	2023
Cost
Computers	$7,466	$-	$-	$-	$7,466
Right-of-use assets	48,408	-	-	-	48,408
	55,874	-	-	-	55,874
Accumulated amortization
Computers	3,748	258	$-	$21	4,027
Right-of-use assets	4,034	3,837	-	197	8,068
	7,782	4,095	-	218	12,095
Net book value	$48,092				$43,779

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

6. Patents

	As at				As at
	November 1,				January 31,
	2022	Additions	Disposals	Foreign	2023
Cost	$681,288	$-	$-	$-	$681,288
Accumulated amortization	681,288	-	-	-	681,288
Net book value	$-	$-	$-	$-	$-

The Company holds several patents in the United States for its Multimodal Fluid Condition Sensor Platform. In prior years, the Company had negotiated with a major automotive company and a Tier 1 manufacturer for the development and commercial exploitation of this patented technology. The Company maintains that there remains significant potential value in its existing patents in terms of potential licensing agreements and royalty fees once it begins to exploit this asset class in the future.

7. Leases

(a) Continuity schedule of lease obligation

The lease obligation relates to the use of office space in Toronto, Ontario. On May 26, 2022, a new lease agreement was entered into for a term from August 1, 2022 to July 31, 2025 for office space in another location in Toronto, Ontario. The present value of the lease obligation was calculated using a discount rate of 9%.

Balance, October 31, 2022	$44,784
Interest expense	960
Lease payments	(4,707)
Foreign exchange	1,139
Balance, January 31, 2023	$42,176

(b) Maturity analysis of lease obligations

The following represents a maturity analysis of the Company's undiscounted contractual lease obligations as at January 31, 2023:

CDN
Less than one year	$25,677
Between one and five years	$37,313

8. Long-term loan

As at January 31, 2023, the Company has obtained a $60,000 CDN ($44,946 USD) (October 31, 2022 - $60,000 CDN, $43,796 USD) interest-free loan from the Government of Canada under the Canada Emergency Business Account ("CEBA") program to cover its operating costs. The term loan matures on December 31, 2025. Repaying the balance of the loan on or before December 31, 2023 will result in a loan forgiveness of $20,000 CDN ($14,981 USD). Effective January 1, 2024, any outstanding balance on the term loan shall bear interest at a rate of 5% per annum. As the Company does not yet know whether they will be able to meet the terms of forgiveness, no amount has been recognized in income.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

9. Convertible debentures

The Company issues three types of convertible debentures: USD denominated convertible debentures with an equity component, Canadian dollar ("CDN") denominated convertible debentures with an embedded derivative due to variable consideration payable upon conversion caused by foreign exchange, and USD denominated convertible debentures with an embedded derivative caused by variable conversion prices.

During the three months ended January 31, 2023, the Company incurred $nil (2022 - $nil) financing costs. All loan principal amounts and conversion prices are expressed in original currency and all remaining dollar amounts are expressed in USD.

(a) Current period information presented in the unaudited condensed interim consolidated financial statements

Convertible debentures outstanding as at January 31, 2023:
USD
	(equity	CDN (embedded	USD (embedded
	component)	derivative)	derivative)	Total
Loan principal outstanding	$1,313,969	$2,395,813	$300,600

Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%	2% - 4%
Effective annual interest rate	24%	22 - 131%	24% - 5675%
Conversion price to common shares	$0.03 - $0.07	$0.05 - $0.08	(i) - (ii)
Remaining life (in months)	0 - 12	0 - 10	0 - 9

Unaudited Condensed Interim Consolidated Statement of Financial Position
Carrying value of loan principal	$1,307,973	$1,691,444	$110,424	$3,109,841
Interest payable	374,993	426,573	27,897	829,463
Convertible debentures	$1,682,966	$2,118,017	$138,321	$3,939,304

Derivative liabilities	$-	$425,445	$142,846	$568,291
Equity component of convertible debentures	$815,528	$-	$-	$815,528

For the three months ended January 31, 2023:

	USD	CDN (embedded	USD (embedded
	(equity component)	derivative)	derivative)	Total

Unaudited Condensed Interim Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$6,866	$59,043	$13,853	$79,762
Interest expense	$66,304	$61,507	$3,325	$131,136
(Gain) loss on revaluation of derivative liabilities	$-	$(255,794)	$(49,055)	$(304,849)
(Gain) loss on conversion of convertible debentures	$-	$-	$8,779	$8,779
(Gain) loss on repayment of convertible debentures	$-	$-	$(5,667)	$(5,667)
(Gain) loss on extinguishment of convertible debentures
	$(11,203)	$108,713	$22,727	$120,237

Unaudited Condensed Interim Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$-	$-	$93,600
Amount of interest converted to common shares	$-	$-	$1,872
Number of common shares issued on conversion of convertible debentures	-	-	3,788,177	3,788,177

Unaudited Condensed Interim Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$-	$-	$5,000	$5,000
Amount of interest repaid in cash	$2,846	$12,572	$-	$15,418

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

9. Convertible debentures

(b) Comparative information presented in the unaudited condensed interim consolidated financial statements

Convertible debentures outstanding as at October 31, 2022:

	USD	CDN (embedded	USD (embedded
	(equity component)	derivative)	derivative)	Total

Loan principal outstanding	$1,205,144	$2,321,755	$347,700

Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%	2% - 4%
Effective annual interest rate	24%	22% - 131%	24% - 5803%
Conversion price to common shares	$0.03 - $0.07	$0.05 - $0.08	(i) - (ii)
Remaining life (in months)	0 - 6	0 - 10	0 - 11

Unaudited Condensed Interim Consolidated Statement of Financial Position
Carrying value of loan principal	$1,203,478	$1,661,742	$130,424	$2,995,644
Interest payable	380,360	389,617	26,443	796,420

Convertible debentures	$1,583,838	$2,051,359	$156,867	$3,792,064
Derivative liabilities	$-	$439,194	$202,105	$641,299
Equity component of convertible debentures	$793,140	$-	$-	$793,140

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

For the three months ended January 31, 2022:

	USD	CDN (embedded	USD (embedded
	(equity component)	derivative)	derivative)	Total

Unaudited Condensed Interim Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$6,866	$815,381	$1,517	$823,764
Interest expense	$55,618	$55,229	$5,089	$115,936
(Gain) loss on revaluation of derivative liabilities	$-	$(84,119)	$115,434	$31,315
(Gain) loss on conversion of convertible debentures	$-	$-	$203,721	$203,721
(Gain) loss on repayment of convertible debentures	$-	$-	$-	$-
(Gain) loss on extinguishment of convertible debentures	$-	$26,844	$-	$26,844

Unaudited Condensed Interim Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$-	$-	$173,600
Amount of interest converted to common shares	$-	$-	$-
Number of common shares issued on conversion of convertible
debentures	-	-	4,593,480	4,593,480

Unaudited Condensed Interim Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$-	$-	$-	$-
Amount of interest repaid in cash	$66,934	$55,699	$3,805	$126,438

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

9. Convertible debentures (continued)

(c) Fair value of derivative liabilities outstanding

	As at	As at
	January 31,	October 31,
	2023	2022
Share price	$0.03	$0.03
Exercise price	$0.02 - $0.06	$0.02 - $0.07
Volatility factor (based on historical volatility)	146% - 327%	140% - 232%
Risk free interest rate	4.19% - 4.61%	3.09% - 4.28%
Expected life of conversion features (in months)	0 - 12	0 - 11
Expected dividend yield	0%	0%
CDN to USD exchange rate (as applicable)	0.7491	0.7299
Call value	$0.00 - $0.02	$0.00 - $0.02

Volatility was estimated using the historical volatility of the Company's stock prices for common shares.

10. Debenture payable

This debenture was issued on March 17, 2020 with an original maturity date of June 17, 2020 with a principal amount of $51,500 CAD. On June 17, 2020, December 17, 2020, June 17, 2021, December 17, 2021, June 17, 2022, and December 17, 2022, the debenture was extended for six month intervals. The most recent extension on December 17, 2022, extended the debenture to June 17, 2023. The debenture bears interest at an annual rate of 24% and is unsecured. Interest expense on this debenture of $2,292 USD has been recognized during the three months ended January 31, 2023 (2022 - $2,642 USD).

11. Share capital

(a) Authorized and outstanding shares

The Company has two classes of shares as follows:

(i) Special redeemable voting preference shares - 2,000,000 authorized, nil issued and outstanding.

(ii) Common shares without par value - an unlimited number authorized. The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at shareholder meetings of the Company. All common shares are ranked equally with regards to the Company's residual assets.

(b) Private placements

During the three months ended January 31, 2023, the Company completed 2 private placements (2022 - 3 private placements), pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $37,080 (2022 - $123,885) and issued a total of 1,000,000 (2022 - 2,713,674) common shares.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

12. Stock options

(a) Stock option plan

Until September 8, 2020, under the Company's fixed stock option plan (the "Plan"), the Company could grant up to 18,840,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company's shares on the date of grant unless otherwise permitted by applicable securities regulations. An option's maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors' resolution.

The Company held its most recent Annual General Meeting of Shareholders on September 8, 2020. The authorized limit for stock options in the Company's plan was increased from 18.84 million options to 27.5 million options at the meeting.

(b) Summary of changes (Note 22)

	Number of options	Weighted average exercise price
Outstanding at October 31, 2022	11,725,000	$0.06
Granted	-	-
Outstanding at January 31, 2023	11,725,000	$0.06

	Number of	Weighted average
	options	exercise price
Outstanding at October 31, 2021	11,700,000	$0.06
Granted	25,000	0.09
Outstanding at January 31, 2022	11,725,000	$0.06

(c) Stock options outstanding at January 31, 2023

				Weighted average
		Options	Options		Remaining
Date of issue	Expiry date	outstanding	exercisable	Exercise price	contractual life
June 29, 2018	June 29, 2023	2,200,000	2,200,000	$0.10	0.4
November 13, 2020	November 13, 2025	6,500,000	6,500,000	0.05	2.8
October 8, 2021	October 8, 2026	1,000,000	1,000,000	0.07	3.7
December 15, 2021	December 15, 2023	25,000	25,000	0.07	0.9
October 11, 2022	October 11, 2023	2,000,000	1,000,000	0.07	0.7
As at January 31, 2023		11,725,000	10,725,000	$0.06	2.1

During the three months ended January 31, 2023, the Company recorded an expense of $5,692 for the vesting of stock options (2022 - $952).

13. Loss per share

Basic and diluted loss per share are calculated using the following numerators and denominators:

	Three months ended January 31,
	2023	2022

Numerator
Net loss attributable to common shareholders and used in computation of basic and diluted loss per share	$(216,330)	$(1,392,843)

Denominator
Weighted average number of common shares for computation of basic and diluted loss per share	468,323,158	422,042,179

For the three months ended January 31, 2023 and 2022, all stock options and conversion features were anti-dilutive and, therefore, are excluded from the calculation of diluted loss per share.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

14. Income taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

As at January 31, 2023, the Company has non-capital losses of approximately $32 million, $27.6 million in Canada and $4.4 million in other foreign jurisdictions, available to reduce future taxable income. Non-capital losses expire commencing in 2026. In addition, the Company has available capital loss carry forwards of approximately $1.2 million to reduce future taxable capital gains. Capital losses carry forward indefinitely.

As at January 31, 2023, and October 31, 2022, the Company assessed that it is not probable that sufficient taxable income will be available to use deferred income tax assets based on operating losses in prior years; therefore, there are no balances recognized in the unaudited condensed interim consolidated statements of financial position for such assets.

15. Operating expenses

(a) General and administration

The components of general and administration expenses are as follows:

	Three months ended January 31,
	2023	2022
General and administration	$17,602	$27,014
Investor relations, listing and filing fees	7,727	14,061
Telephone	1,085	1,926
	$26,414	$43,001

(b) Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	Three months ended January 31,
	2023	2022
Professional and consulting fees	$31,518	$69,364
Salaries and benefits	49,652	115,662
	$81,170	$185,026

16. Supplemental cash flow information

The following provides a reconciliation of the cash flows from convertible debentures and derivative liabilities :

	Three months ended January 31,
	2023	2022
Balance - beginning of period	$4,433,363	$3,239,483
Cash flows from financing activities:
Proceeds from issuance of convertible debentures	125,600	189,000
Repayments of convertible debentures	(5,000)	-
Non-cash changes:
Accretion expense	79,762	823,764
Accrued interest on convertible debentures	113,846	(10,502)
Loss (gain) on repayment of convertible debentures	(5,667)	-
Loss (gain) on conversion of convertible debentures	8,779	-
Loss (gain) on revaluation of derivative liabilities	(304,849)	31,315
Loss (gain) on extinguishment of debt	120,237	26,844
Convertible debentures converted into common shares	(107,774)	(155,786)
Renewal of convertible debentures	-	(11,203)
Foreign exchange loss	49,298	49,544
Balance - end of period	$4,507,595	$4,182,459

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

17. Key management compensation and related party transactions

The Company reports the following related party transactions:

(a) Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) are summarized as follows:

	Three months ended January 31,
	2023	2022
Professional, other fees, and salaries	$35,123	$30,888
Stock-based compensation	-	-
	$35,123	$30,888

During the three months ended January 31, 2023 and 2022, key management were not awarded any options.

(b) Trade payables and other liabilities

Included in accounts payable is $5,650 CDN (USD - $4,232) payable to a corporation controlled by an officer of the Company as at January 31, 2023 (October 31, 2022 - $5,650 CDN (USD - $4,139)).

18. Contingencies

(a) The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company's by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

(b) The Company has previously reported on the lawsuit filed by Mr. Steven Van Fleet against Micromem, the Company's response to the lawsuit and its counterclaims against Mr. Van Fleet.

On April 29, 2021 the matter was resolved in Micromem's favor when the Court dismissed Mr. Van Fleet's claims and ruled that he was liable to the

Company and to MAST on their counterclaims. On June 16, 2021, the Court ruled that Micromem and MAST had established damages totaling $765,579 representing the full amount that had been requested; furthermore, the Court awarded costs and statutory prejudgment interest from May 9, 2017. On June 29, 2021 the Court entered a judgement in favor of Micromem and MAST for a total amount of $1,051,739.

With respect to the Company's efforts to collect on that Judgement, a settlement ("Settlement") was reached during October 2021. Pursuant to the Settlement, the Company received an initial one-time payment and is entitled to additional monthly payments over a period of up to six years. The Company will record those payments as and when they are received. The total amount to be received by the Company if Mr. Van Fleet makes all the required payments under the terms of the Settlement will be less than the amount of the Judgement obtained by the Company, but if Mr. Van Fleet does not comply with the terms of the Settlement, it also provides the Company a means of enforcing a larger judgement against Mr. Van Fleet that is substantially in line with the Judgement. Mr. Van Fleet has made the prescribed monthly payments each month since October 2021.

The Company is now pursuing collection of the judgement award. It will report the recovery of this contingent asset as funds are received. During the three months ended January 31, 2023, the Company has recorded a recovery of $2,400 received in the period as a reduction of legal expenses (2022 - $2,400).

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

19. Financial risk management

(a) Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in foreign exchange rates. The Company is exposed to currency risk to the extent that it incurs expenses and issues convertible debentures denominated in Canadian dollars (CDN). The Company manages currency risk by monitoring the Canadian dollar position of these monetary financial instruments on a periodic basis throughout the course of the reporting period.

As at January 31, 2023, and October 31, 2022, balances that are denominated in CDN are as follows:

	As at	As at
	January 31,	October 31,
	2023	2022
	CDN	CDN
Cash	$23,903	$15,715
Other receivables	$25,629	$13,832
Trade payables and other liabilities	$381,339	$393,978
Convertible debentures	$2,827,553	$2,810,362
Debenture payable	$51,500	$51,500
Derivative liabilities	$567,969	$601,696
Long-term loan	$60,000	$60,000

A 10% strengthening of the US dollar against the CDN would decrease net loss and comprehensive loss by $261,412 as at January 31, 2023, (October 31, 2022 - decrease net loss and comprehensive loss by $257,995). A 10% weakening of the USD against the CDN would have the opposite effect of the same magnitude.

(b) Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its interest-bearing convertible debentures. This exposure is limited due to the short-term nature of the convertible debentures.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. With the exception of the long-term loan, all financial liabilities are due within 1 year as at January 31, 2023.

(i) Trade payables

The following represents an analysis of the maturity of trade payables:

	As at	As at
	January 31,	October 31,
	2023	2022
Less than 30 days past billing date	$285,647	$287,575
31 to 90 days past billing date	-	-
Over 90 days past billing date	-	-
	$285,647	$287,575

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

19. Financial risk management (continued)

(c) Liquidity risk (continued)

(ii) Convertible debentures and derivative liabilities

The following represents an analysis of the maturity of the convertible debentures and derivative liabilities:

	As at January 31,			As at October 31,
	2023			2022
	Convertible	Derivative	Debenture	Convertible	Derivative	Debenture
	debentures	liabilities	payable	debentures	liabilities	payable
Less than three months	$2,222,073	$202,865	$-	$2,440,840	$162,380	$-
Three to six months	1,567,038	233,845	-	1,204,783	257,933	-
Six to twelve months	150,193	131,581	38,976	146,441	220,986	38,001
	$3,939,304	$568,291	$38,976	$3,792,064	$641,299	$38,001

(d) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash. The maximum exposure to credit risk is the carrying value of these financial assets, which amounted to $42,579 as at January 31, 2023 (October 31, 2022 - $33,227). The Company reduces its credit risk by assessing the credit quality of counterparties, taking into account their financial position, past experience and other factors.

(i) Cash

The Company held cash of $42,579 as at January 31, 2023 (October 31, 2022 - $33,227). The cash is held with central banks and financial institution counterparties that are highly rated. The Company has assessed no significant change in credit risk and an insignificant loss allowance.

20. Fair value hierarchy

Assets and liabilities recorded at fair value in the unaudited condensed interim consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets and liabilities. There are no assets or liabilities in this category in these unaudited condensed interim consolidated financial statements.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. In these unaudited condensed interim consolidated financial statements, derivative liabilities are included in this category.

Level 3 - valuation techniques using the inputs for the asset or liability that are not based on observable market data. There are no assets or liabilities in this category in these unaudited condensed interim consolidated financial statements.

The Company's policy for determining when transfers between levels of fair value hierarchy occur is based on the date of the event or changes in circumstances that caused the transfer. During the three months ended January 31, 2023 and 2022, there were no transfers between levels.

21. Capital risk management

The Company's objectives when managing capital are to (i) maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, (ii) ensure it has sufficient cash resources to further develop and market its technologies and (iii) maintain its ongoing operations. The Company defines its capital as its net assets, i.e. total assets less total liabilities. In order to secure the additional capital necessary to pursue these objectives, the Company may attempt to raise additional funds through the issuance of equity or convertible debentures or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three month period ended January 31, 2023.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

22. Subsequent events

Subsequent to January 31, 2023:

(a) The Company secured twelve private placements with investors consisting of common shares with no warrants pursuant to prospectuses and registrations set forth in applicable securities law. It realized net proceeds of $255,000 CDN ($186,000 USD) and issued a total of 5,100,000 common shares.

(b) The Company extended convertible debentures that were within 3 months of maturity from January 31, 2023 for an additional six months.

(c) The Company secured $115,000 in convertible debentures with a 12 month term and conversion features which become effective six months after initiation date.

(d) The Company converted $141,882 of convertible debentures through the issuance of 5,760,524 common shares.

(e) The Company granted 2,000,000 options to directors, officers and employees, at an exercise price of $0.10 CDN ($0.07 USD) maturing March 20, 2028.

(f) The Company signed an agreement with Romgaz to pursue several phases of project work in partnership with Romgaz and its other Romanian partners.